                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                             Keystone Property Trust
                             -----------------------
                                (Name of Issuer)

                                  Common Stock
                         ------------------------------
                         (Title of Class of Securities)

                                    493596100
                                 -------------
                                 (CUSIP Number)

                                Jeffrey E. Kelter
                      President and Chief Executive Officer
                             Keystone Property Trust
                         200 Four Falls Corporate Center
                                    Suite 208
                      West Conshohocken, Pennsylvania 19428
                                 (484) 530-1800
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 April 27, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

         The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages
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CUSIP No. 493596100                 13D/A                      Page 2 of 2 Pages

1      NAME OF REPORTING PERSONS
       I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

       Crescent Real Estate Equities Limited Partnership
       IRS #    75-2531304
--------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a)/ /
                                                                          (b)/ /


--------------------------------------------------------------------------------
3      SEC USE ONLY


--------------------------------------------------------------------------------
4      SOURCE OF FUNDS (SEE INSTRUCTIONS)



--------------------------------------------------------------------------------
5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)


--------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION

       Delaware
--------------------------------------------------------------------------------

NUMBER OF                  7        SOLE VOTING POWER

SHARES                              0
                           -----------------------------------------------------
BENEFICIALLY               8        SHARED VOTING POWER

OWNED BY                            0
                           -----------------------------------------------------
EACH                       9        SOLE DISPOSITIVE POWER

REPORTING                           0
                           -----------------------------------------------------
PERSON                     10       SHARED DISPOSITIVE POWER

WITH                                0

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES / / (SEE INSTRUCTIONS)


--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         PN

--------------------------------------------------------------------------------


                                Page 2 of 5 Pages

This Amendment No. 2 amends the Schedule 13D filed on January 7, 2000 by Crescent Real Estate Equities Limited Partnership. ONLY THOSE ITEMS THAT ARE BEING AMENDED ARE REPORTED HEREIN. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE SAME MEANING THAT THEY HAVE IN THE SCHEDULE 13D.

Item 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) As of the date hereof, Crescent OP may be deemed to beneficially own, pursuant to the rules and regulations of the Securities and Exchange Commission, no shares of Common Stock.

         (b) Crescent OP has sole voting and sole dispositive power over no shares of Common Stock.

         (c) On April 27, 2001, Crescent OP sold to the Company, pursuant to a Stock Purchase Agreement, dated April 16, 2001 (the "Agreement"),an aggregate of 486,450 shares of Common Stock and 765,807 Units for a per share or per unit price of $11.94, or an aggregate of $14,951,948.58. Also pursuant to the Agreement, on May 1, 2001, Crescent OP sold to the Company its remaining 1,207,021 shares of Common Stock for a per share price of $11.94 or an aggregate of $14,411,830.74. There were no other transactions in the Common Stock effected by Crescent OP within the past 60 days.

         (d)      Not applicable.

         (e) Crescent OP ceased to be a beneficial owner of 5% or more of the Common Stock on May 1, 2001.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Pursuant to the Agreement between Crescent OP and the Company, Crescent OP sold to the Company an aggregate of 1,693,471 shares of Common Stock and 765,807 Units (collectively the "Securities"). Of the Securities, a total of 486,450 shares of Common Stock and 765,807 Units were sold by Crescent OP to the Company on April 27, 2001. The remaining 1,207,021 shares of Common Stock were sold by Crescent OP to the Company on May 1, 2001. Under the Agreement, the Company paid Crescent OP a total of $11.94 per share or unit, or an aggregate of $29,363,779.32. The purchase of the Securities represents a disposition of all of Crescent OP's interest in the Company.

Item 7.  MATERIALS TO BE FILED AS EXHIBITS

         (a) Stock Purchase Agreement between Crescent Real Estate Equities Limited Partnership and Keystone Property Trust, dated April 16, 2001


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                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

                                    CRESCENT REAL ESTATE EQUITIES LIMITED
                                      PARTNERSHIP

                                    By:    Crescent Real Estate Equities, Ltd.,
                                           its general partner


                                                  May 1, 2001
                                    -------------------------------------------
                                                     (Date)


                                            /s/ Jason E. Anderson
                                    -------------------------------------------
                                                    (Signature)



                                              Vice President, Investments
                                    -------------------------------------------
                                                  (Name and Title)


                                Page 4 of 5 Pages
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                                  EXHIBIT INDEX

EXHIBIT
NUMBER              DESCRIPTION
--------            -----------
(a)      Stock Purchase Agreement between Crescent Real Estate Equities Limited
         Partnership and Keystone Property Trust, dated April 16, 2001


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